Gordon Ho

+1 650 843 5190

gho@cooley.com

July 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Taylor Beech
Dietrich King
Eric Atallah
Mary Mast

Re:	Cytek Biosciences, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 14, 2021
CIK No. 0001831915

Ladies and Gentlemen:

On behalf of Cytek Biosciences, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 28, 2021, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1, as confidentially submitted to the Commission on June 14, 2021 (the “Amended DRS”). In response to the Comments, the Company has revised the disclosures in the Amended DRS and is filing a Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 14, 2021

Cover page

1.

We note your response to comment 1. Please disclose on the prospectus cover page the aggregate percent of the voting power that your executive officers, directors and current beneficial owners of 5% or more of your common stock will control after the offering.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 2, 2021

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement.

Summary Consolidated Financial Data, page 15

2.	Please clarify what is included in the Other (income) expense, non-GAAP adjustment here and on page 80.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 80.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical accounting policies, significant judgments and use of estimates Variable interest entities and voting interest entities, page 104

3.	We note your disclosure regarding the company’s accounting policies for VIEs and VOEs. Please tell us which entities you consider VIEs and VOEs and whether any are located or have operations in China.

Response: The Company does not currently hold an interest in a VIE. The Company consolidates Cytek Japan under the VOE model. Cytek Japan is not located in China and does not have operations in China. In response to the Staff’s comment, the Company has revised the disclosure on pages 106 and F-36.

Consolidated Financial Statements for the Years Ended December 31, 2020 Notes to the Consolidated Financial Statements 15. Commitments and Contingencies, page F-28

4.

You state that you applied the residual method and allocated the difference between the total present value consideration payable under the BD Agreement and the estimated fair value of the future licensing rights to the litigation settlement element. You have recorded a legal settlement liability of $21.7 million and $17.2 million at December 31, 2019 and 2020, respectively, and appear to be accreting the amount to its present value. Please clarify the following:

•	the total present value consideration payable under the agreement and how much was allocated to the two elements, litigation settlement and future licensing rights,

•

if the estimated fair value of the future licensing rights equates to the royalty payments you expect to pay under the agreement and, if not, tell us why you believe the amounts allocated to the elements of the legal settlement are appropriate,

•	if the legal settlement liability recorded relates solely to the estimated royalty payments or if it includes other payments such as the $6.0 million milestone payment,

•	if licensing expense to be recorded in future periods will be classified as cost of sales,

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 2, 2021

Page Three

•	how you accounted for the issuance of 1,565,698 shares of common stock to BD, and

•	as of December 31, 2020, it was probable that the specified sales milestone would be achieved within 12 months, if such is the case

Response: In response to the Staff’s comment, the Company clarifies the following:

1.

In October 2020, upon execution of the BD Agreement, the Company determined that the present value of the total consideration payable under the agreement was $27.9 million, of which, $4.5 million was allocated to the future licensing rights, and the residual of $23.4 million was allocated to the litigation settlement. We refer the Staff to the disclosure in Footnote 15 to the Consolidated Financial Statements for the nature and type of payments made as part of the BD Agreement.

The present value of consideration payable to BD under the BD Agreement and amount allocated to the litigation settlement element is as follows (in millions):

$2.0 million cash upon the effective date of the BD Agreement	$2.0
1,565,698 shares of common stock upon the effective date of the BD Agreement	5.2
$6.0 million cash upon achievement of sales milestone (includes sales before effective date)	6.0
Contractual future licensing rights (present value)	14.7

Total consideration payable (present value)	27.9
Less: fair value of future licensing rights (present value)	(4.5)

Residual allocated to the litigation settlement element (present value)	23.4

The litigation settlement element of $23.4 million includes $3.4 million of payment for instruments sold in past periods before the effective date of the BD Agreement in October 2020, classified as cost of sales. The litigation expense for the year ended December 31, 2019 classified as operating expense is as follows (in millions):

Litigation settlement	$23.4
Less: portion of payment related to instruments sold through December 31, 2019 classified as cost of sales	(1.7)
Less: portion of payment related to instruments sold January 1, 2020 through effective date of the BD Agreement October 6, 2020 classified as cost of sales	(1.7)

Litigation expense for the year ended December 31, 2019 classified as operating expense	20.0

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 2, 2021

Page Four

As such, $20.0 million of litigation settlement expense and $1.7 of cost of sales were recorded in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2019 and $21.7 million of legal settlement liability was recorded in the consolidated balance sheets as of December 31, 2019.

2.

The Company used the relief from royalty method to determine the estimated fair value of the future licensing rights based upon a market participant royalty rate and average remaining useful life of the patents. The market participant royalty rate is higher than the contractual royalty rate and the Company agreed to pay royalties over the contract term, however, the average remaining useful life of the patents is shorter than the contract term. As a result, the estimated fair value of the future licensing rights does not equal the contractual royalty payments the Company expects to pay.

3.

The legal settlement liability recorded does not relate solely to estimated royalty payments as it includes other payments such as cash and issuance of common stock as discussed in our above response to Comment 4(1).

4.	The Company classifies licensing expense as cost of sales both historically and in the future.

5.

The Company refers the Staff to our above response to Comment 4(1) and the disclosure in Footnote 15 for the items that make up the present value of the total consideration, which includes the fair value of the common stock as of the effective date of the BD Agreement.

6.	In response to the Staff’s comment, the Company has revised the disclosure on page F-28.

Consolidated Financial Statements for the Quarter ended March 31, 2021 Notes to the Consolidated Financial Statements 2. Basis of presentation and summary of significant accounting policies Principles of consolidation, page F-36

5.

You state that you consolidate your wholly-owned subsidiaries, which appears to include Cytek Japan. However you reference your accounting for noncontrolling interests on page F-36. In Note 16 on page F-57 you state you owned 73% of Cytek Japan at March 31, 2021. Since it appears that Cytek Japan was not wholly-owned, please clarify the inconsistency. In addition, you have included an accounting policy on page F-36 and in Critical Accounting Policies on page 103 for Variable interest entities and voting interest entities. Please clarify on page F-57 if and how the policy relates to Cytek Japan and the accounting basis for any entity accounted for under the VIE or VOE model. Also, please clarify in Note 16 the basis for the $40,000 gain recorded for your Investment in Cytek Japan discussed on page 92.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 2, 2021

Page Five

Response: Cytek Japan is not a wholly-owned subsidiary. The Company accounted for its investment in Cytek Japan under the equity method as of December 31, 2019 and consolidated it under the VOE model as of March 31, 2021. In response to the Staff’s comment, the Company has revised the disclosures on page F-36 and Note 16 to the Interim Consolidated Financial Statements.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 2, 2021

Page Six

Please contact me at (650) 843-5190, John McKenna at (650) 843-5059 or Ryan James at (650) 843-5846 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Gordon Ho

Gordon Ho

Cooley LLP

cc:	Wenbin Jiang, Cytek Biosciences, Inc.
Valerie Barnett, Cytek Biosciences, Inc.
John McKenna, Cooley LLP
Ryan James, Cooley LLP
Ilir Mujalovic, Shearman & Sterling LLP

Enclosures

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com